UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-38857

BIT ORIGIN LTD.

(Translation of registrant’s name into English)

27F, Samsung Hub

3 Church Street Singapore 049483

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Special Shareholders Meeting

On Febaruy 6, 2024, at 10:00 a.m. local time (February 5, 2024, at 9:00 p.m. Eastern Time), Bit Origin Ltd. (the “Company”) held its special meeting of stockholders (the “Special Meeting”) at 27F, Samsung Hub, 3 Church Street, Singapore 049483. Holders of 2,440,799 ordinary shares of the Company were present in person or by proxy at the Special Meeting, representing approximately 44.11 % of the 5,532,897 outstanding ordinary shares as of the record date of December 26, 2023, and therefore constituting a quorum of at least one-third of the ordinary shares outstanding and entitled to vote at the Special Meeting as of the record date. All matters voted on at the Special Meeting were approved. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

	For	Against	Abstain
Proposal 1: By an ordinary resolution, to increase the share capital from US$3,000,000 divided into 10,000,000 shares of US$0.30 each to US$150,000,000 divided into 500,000,000 shares of US$0.30 each.	2,430,816	9,981	2
Proposal 2: By a special resolution to amend and replace section 8 of the Memorandum of Association with the following:

“The authorised share capital of the Company is US$150,000,000 divided into 500,000,000 shares of US$0.30 each with the power for the Company to increase or reduce the said capital and to issue any part of its capital, original or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the condition of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.”	2,430,815	9,971	13
Proposal 3: By an ordinary resolution, to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One or Proposal Two.	2,433,048	7,736	15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2024	BIT ORIGIN LTD.

	By:	/s/ Lucas Wang
	Name:	Lucas Wang
	Title:	Chief Executive Officer and Chairman of the Board